UNITED STATES OF AMERICA
                 Before the
     SECURITIES AND EXCHANGE COMMISSION
--------------------------------------------

In the Matter of
                                                     NINTH
NATIONAL FUEL GAS COMPANY                         CERTIFICATE
LEIDY HUB, INC.                                   PURSUANT TO
ELLISBURG-LEIDY NORTHEAST HUB COMPANY               RULE 24

File No. 70-8417

(Public Utility Holding Company Act of 1935)
--------------------------------------------

         In accordance with the terms of the Order dated July 29, 1994 issued to National Fuel Gas Company ("National") authorizing Leidy Hub, Inc., a subsidiary of National to enter into a partnership with Hub Services, Inc., a subsidiary of Natural Gas Clearinghouse (File No. 70-8417, HCAR No. 35-26093), attached as Exhibit A is a revised income statement of Ellisburg-Leidy Northeast Hub Company (the Partnership) for the three and twelve months ended September 30, 1995. Exhibit A is being resubmitted because the original filing omitted $710 of other income. Also attached as Exhibit B is a revised balance sheet for the Partnership at September 30, 1995. Exhibit B is being resubmitted because of an addition error in the original filing.

         IN WITNESS WHEREOF, the undersigned companies have duly caused this Certificate to be signed this 9th day of February 1996.



                  LEIDY HUB, INC. AND NATIONAL FUEL GAS COMPANY


                  By___________________________________________
                                Gerald T. Wehrlin
                     Secretary and Treasurer, Leidy Hub, Inc.
                      Controller, National Fuel Gas Company



<PAGE 2>


                                  EXHIBIT INDEX
                               (File No. 70-8417)




         (1)   Exhibit A - Revised Income Statement of Ellisburg-Leidy Northeast
                           Hub Company for the Three and Twelve Months Ended September 30, 1995.

         (2)   Exhibit B - Revised Balance Sheet of Ellisburg-Leidy Northeast
                           Hub Company as of September 30, 1995.